===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                Amendment No. 9
                                      to
                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d) (4)
                    of the Securities Exchange Act of 1934

                              AST Research, Inc.
                           (Name of Subject Company)

                              AST Research, Inc.
                       (Name of Person Filing Statement)

                    Common Stock, par value $.01 per share
                       (including the associated rights)
                        (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                             Randall G. Wick, Esq.
                      Vice President and General Counsel
                              AST Research, Inc.
                              16215 Alton Parkway
                           Irvine, California 92718
                                (714) 727-7777
         (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                                with a copy to:

Gary J. Singer, Esq.                                     Henry Lesser, Esq.
O'Melveny & Meyers LLP                                  Irell & Manella LLP
610 Newport Center Drive                               333 South Hope Street
     Suite 1700                                             Suite 3300
Newport Beach, CA  92660-6429                          Los Angeles, CA  90071
     (714) 760-9600                                         (213) 620-1555

===============================================================================

     This Amendment No. 9 is the final amendment and amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated April 21, 1997, of AST Research, Inc., a Delaware corporation ("AST" or the "Company"), as amended, relating to the tender offer (the "Offer") by Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser" or "Samsung"), described in a Tender Offer Statement on Schedule 14D-1, dated April 21, 1997, as amended. The Offer by Samsung relates to the purchase of all outstanding common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between AST Research, Inc. and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 1997, of the Purchaser, as amended (the "Offer to Purchase"). The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 14, 1997, by and among Purchaser, AST Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser, and the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase.


Item 8.  Additional Information to be Furnished.

       This section is hereby amended and supplemented by addition of the following information thereto:

       The Offer expired at 5:00 p.m., New York City time, on Friday, August 8, 1997. A total of 28,448,356 Shares (or approximately 90% of the issued are outstanding Shares not already owned by Samsung and its affiliates) were purchased pursuant to the Offer. The Company has been informed that Samsung has paid for all such Shares at the Offer Price of $5.40 per Share, in cash, net to the tendering stockholder.

       On August 11, 1997, the Merger of AST Acquisition, Inc with and into the Company, pursuant to the short form merger provisions of the Delaware General Corporation Law, was completed and the Company became a wholly owned subsidiary of Samsung. In the Merger, Shares not previously purchased by Samsung or its affiliates were converted into the right to receive $5.40 per Share in cash.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 15, 1997
                                  AST RESEARCH, INC.

                                  By:   /s/ Koon Shik Choi
                                      -----------------------------------------
                                      Koon Shik Choi
                                      Chief Financial Officer

                                       3